

October 28, 2016

Mail Stop 4720

<u>Via E-mail</u>
Latosha M. Frye
Chief Financial Officer
Northrim Bancorp, Inc.
3111 C Street
Anchorage, Alaska 99503

      **Re:**    **Northrim Bancorp, Inc.**
                **Form 10-K for the Fiscal Year Ended December 31, 2015**
                **Filed March 11, 2016**
                **File No. 000-33501**

Dear Ms. Frye:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                      /s/ Stephanie L. Sullivan

                                    Stephanie L. Sullivan
                                    Senior Assistant Chief Accountant
                                    Office of Financial Services